UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kintera, Inc.

(Name of Issuer)

Common Stock ($0.001 par value per share)

(Title of Class of Securities)

49720P506

(CUSIP Number)

Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, IL 60201

(847) 905-4692

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55348A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,347,337 shares

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,347,337 shares

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,347,337 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%, based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006

14.	Type of Reporting Person (See Instructions) IA; OO

CUSIP No. 55348A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,661,400 shares

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,661,400 shares

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,661,400 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%, based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006

14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 55348A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,661,400 shares

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,661,400 shares

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,661,400 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%, based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006

14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 55348A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,661,400 shares

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,661,400 shares

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,661,400 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%, based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006

14.	Type of Reporting Person (See Instructions) HC

Item 1.    Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Shares”), of Kintera, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 9605 Scranton Road, Suite 200, San Diego, California 92121.

Item 2.  Identity and Background.

(a) The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to the Shares held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), and certain managed accounts (the “Managed Accounts”).  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial and Magnetar Investment Management, LLC, a Delaware limited liability company (“Magnetar Investment Management”).  Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended.  Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund.  Magnetar Investment Management serves as investment manager to the Managed Accounts.  In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts.  Supernova Management is the general partner of Magnetar Capital Partners.  The manager of Supernova Management is Mr. Litowitz.

(b) The business address of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c) Magnetar Capital Master Fund is a private investment fund; Magnetar Financial is an SEC registered investment advisor and manager of private investment funds including Magnetar Capital Master Fund; Magnetar Capital Partners is a privately held limited liability company and the sole member of Magnetar Financial ; Supernova Management is a privately held partnership and the General Partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, Manager of Supernova Management and Chief Investment Officer of Magnetar Financial.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Magnetar Financial is a Delaware limited liability company.  Magnetar Capital Partners is a Delaware limited partnership.  Supernova Management is a Delaware limited liability company.  Mr. Litowitz is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the assets of such Reporting Persons and their affiliates. The aggregate amount of funds used in purchasing the securities included in Item 5(c) of this Statement was approximately $10,480,258.

Item 4.  Purpose of the Transaction.

The Reporting Persons are the beneficial owners of an aggregate of 4,661,400 Shares. The Reporting Persons initially acquired the securities of the Company as a passive investment.

Since making its investment, the Reporting Persons, like several other large investors, have become quite concerned about the Company’s operating results and management policies and personnel.  The Reporting Persons approve of  the board’s recent separation of the Chairman and Chief Executive Officer positions, however, it is the belief of the Reporting Persons that the board has not taken appropriate action on other matters.

The Reporting Persons support the Board of Directors of the Company taking immediate action to implement management changes at the Company, including the termination of employment of Harry Gruber, Allen B. Gruber and Dennis Berman.

The Reporting Persons may, from time to time, take certain action to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Company, communicating with other stockholders, making proposals to the Company concerning the operations of the Company, purchasing additional Shares or selling some or all of their Shares or seeking to make a significant equity investment in the Company.

The Reporting Persons may also determine to change their investment intent with respect to the Company in the future. The Reporting Persons intend to vote their respective Shares individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their Shares, each Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, the Company’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person.  Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Company’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)                                  (i) As of January 30, 2007, Magnetar Financial may be deemed to be the beneficial owner of 3,347,337 Shares.  This Amount consists of Shares held for the account of Magnetar Capital Master Fund.

(ii) As of January 30, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 4,661,400 Shares.  This amount consists of: (A) 3,347,337 Shares held for the account of Magnetar Capital Master Fund; and (B) 1,314,063 Shares held in the Managed Accounts.

(b)  Magnetar Financial has the power to vote and direct the disposition of the Shares for which Magnetar Capital Master Fund is deemed the beneficial owner.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

In connection with the private placement described in this Schedule 13D, the Reporting Persons, among others, entered into (i) a Securities Purchase Agreement, dated as of December 12, 2006 (the “Securities Purchase

Agreement”), pursuant to which, among other things, the Reporting Persons purchased the securities described in Item 5 of this Schedule 13D, as more particularly set forth and described in the Securities Purchase Agreement incorporated by reference as Exhibit 99.2 hereto, (ii) a Registration Rights Agreement, dated as of December 12, 2006 (the “Registration Rights Agreement”), pursuant to which, among other things, the Reporting Persons and the Company agreed to the terms under which the Company shall register the Shares issued under the Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Registration Rights Agreement incorporated by reference as Exhibit 99.3 hereto and (iii) a Form of Warrant issued by Kintera, Inc., in connection with the Securities Purchase Agreement (the “Form of Warrant”), as more particularly set forth and described in the Form of Warrant incorporated by reference as Exhibit 99.4 hereto.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete documents or agreements governing such matters, each of which is attached hereto or incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated February 12, 2007, entered into by and among Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz.
99.2

Securities Purchase Agreement dated as of December 12, 2006, by and among Kintera, Inc. and the investors identified on the signature pages thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated December 12, 2006, as filed by Kintera, Inc. with the Securities and Exchange Commission on December 13, 2006.

99.3

Registration Rights Agreement dated as of December 12, 2006, by and among Kintera, Inc. and the investors identified on the signature pages thereto, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated December 12, 2006, as filed by Kintera, Inc. with the Securities and Exchange Commission on December 13, 2006.

99.4

Form of Warrant issued by Kintera, Inc., incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, dated December 12, 2006, as filed by Kintera, Inc. with the Securities and Exchange Commission on December 13, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, as Sole Member

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz Title: Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz Title: Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz

Name: Alec N. Litowitz Title: Manager

ALEC N. LITOWITZ

/s/ Alec N. Litowitz